December 30, 2010

Mail Stop 4631

Mr. Jeffrey Gordon

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549

Att’n: Mindy Hooker, Esq.

RE:	Forward Industries, Inc.
Item 4.01 Form 8-K filed December 16, 2010
File No. 1-34780

Dear Mr. Gordon:

We have reviewed your letter dated December 20, 2010, which sets forth comments to our Current Report on Form 8-K referenced above, and our responses are set forth below. For your convenience, preceding each response we have set forth the number of the related comment made in your letter in italics.

Comment #1

In our amended Current Report on Form 8-K/A filed on December 22, 2010 (the “amended Form 8-K”), we have changed the disclosure in the filing to reflect that we did not consult with our new accountant, J.H. Cohn LLP, during the years September 30, 2010, and September 30, 2009, and through the date of engagement of our new accountant, with respect to any of the matters referenced in Item 304(a)(2) of Regulation S-K, such revised disclosure being true, complete, and correct.

Comment #2

The amended Form 8-K includes, as Exhibit 16.1 thereto, a letter from our former accountants, Kaufman, Rossin & Co., P.A., to the Commission, dated December 22, 2010, which updates their agreement with the statements made in the amended Form 8-K.

In connection with this letter Forward Industries, Inc. (“Forward”) acknowledges that:

  Forward is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  Forward may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further comments or would like to discuss any of the responses above, please contact me at your convenience.

Sincerely yours,

Brett M. Johnson

President (Principal Executive Officer)

Forward Industries, Inc.